UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Bayless, Jon W.
   c/o 3DX Technologies Inc.
   12012 Wickchester, Suite 250
   Houston, TX  77079-1218
2. Date of Event Requiring Statement (Month/Day/Year)
   December 19, 1996
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   3DX Technololgies Inc.
   TDXT
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board
6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
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Common Stock, par value $.01 per share     |30,213                |D               |                                               |
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Redeemable Preferred Stock, Series B, par v|1,234                 |D               |                                               |
alue $.01 per share                        |                      |                |                                               |
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Common Stock, par value $.01 per share     |568,638+              |I               |By limited partnership                         |
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Redeemable Preferred Stock, Series B, par v|23,207+               |I               |By limited partnership                         |
alue $.01 per share                        |                      |                |                                               |
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 Table II -- Derivative Securitites Beneficially Owned                                                                             |
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1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Warrant to purchase Seni|Immediate|12/24/96 |Senior Redeemable Conve|345      |$5.80     |D            |                           |
or Covertible Preferred |         |         |rtible Preferred       |         |          |             |                           |
Stock, Series C,        |         |         |                       |         |          |             |                           |
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par value $.01 per share|         |         |Stock, Series C, par va|         |          |             |                           |
                        |         |         |lue $.01 per share     |         |          |             |                           |
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                        |         |         |("Series C Preferred") |         |          |             |                           |
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Series C Preferred      |Immediate|12/24/96 |Common Stock           |3,792*   |**        |D            |                           |
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Stock Option (Right to B|***      |01/05/06 |Common Stock           |5,170    |$0.58     |D            |                           |
uy)                     |         |         |                       |         |          |             |                           |
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Warrant to purchase Seri|Immediate|12/24/96 |Series C Preferred     |6,486+   |$5.80     |I            |By limited partnership     |
es C Preferred          |         |         |                       |         |          |             |                           |
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Series C Preferred      |Immediate|12/24/ 96|Common Stock           |71,353*+ |**        |I            |By limited partnership     |
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Explanation of Responses:
* Includes shares of Series C Preferred issuable upon excercise of Warrant to purchase Series C Preferred.
** Upon consummation of the Issuer's initial public offering of Common Stock, each issued and outstanding share of
Series C Preferred will automatically convert into one share of Common
Stock.
*** On January 5, 1996, the reporting person was granted an option to purchase 5,170 shares of Common Stock
(as adjusted for the .517-to-1 reverse stock split occuring in connection with the Issuer's initial public offering of
Common Stock), pursuant to the Issuer's 1994 Stock Option Plan, as amended. The shares subject to the option vest at the rate of 50% of the aggregate number of option shares on December 31, 1996 and thereafter such shares vest at the rate of 25% of the aggregate number of shares subject to the option on each of December 31,
1997 and December 31, 1998.
+ The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest
therein.
SIGNATURE OF REPORTING PERSON
/s/ Jon W. Bayless
DATE
December 19, 1996